Filed by: EVOTEC AG
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Renovis, Inc.
Exchange Act File No. 000-50564

Questions and Answers for the Renovis employees

1. Are we Renovis employees or Evotec employees today?

Answer: Today you are still Renovis employees. Renovis and Evotec announced today that they have signed a definitive merger agreement, but it will take a number of months for this transaction to be completed. It requires both regulatory clearance, and the approval of the Renovis shareholders.

2. Question: How will this transaction affect employees?

Answer: Evotec is extremely impressed by what the Renovis team has accomplished in establishing an organization that has a leading pre-clinical pipeline and an innovative and entrepreneurial approach to drug discovery. It is also clear from Renovis’s success that its employees are creative, focused and hard-working.

Our cultures are similar - passionate and driven by scientific excellence. By joining forces for a common mission, we can combine and enhance our capabilities and resources to accelerate our success. Over the long-term, we believe employees will benefit from additional career development and advancement opportunities as the combined company grows.

Until the closing, however, we are required to remain separate companies, and we will focus on achieving our goals with the same commitment and dedication that we have all come to expect from our respective organizations.

3. Question: How long before the transaction closes?

Answer: We expect the transaction will be completed in a number of months, most likely near the end of 2007 or in the early part of 2008. The closing date is dependent on approval of the transaction by Renovis shareholders, U.S. antitrust clearance, required filings with, and review by, the U.S. Securities and Exchange Commission and other customary closing conditions.

4. Question: What can employees expect in the interim?

Answer: In the interim period between this announcement and closing, each company is required to continue to operate as a separate independent company – and thus both will continue to operate as they have in the past. We will continue to update you as the process progresses.

5. Question: What are the plans to integrate the two companies?

Answer: While it is premature to discuss specifics now, we will create an integration planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together. Basically, this is about innovation and we are focusing on plans to invest in and accelerate our growth profiles in the future. Given the complementary nature of our companies and the teams at both Evotec and Renovis, we expect to realize the scientific benefits of this transaction quickly and efficiently following the close.

6. Question: Why are Evotec and Renovis combining?

Answer: This transaction is a logical next step for Renovis as we consider strategic opportunities to build shareholder value and expand our portfolio of drug candidates. At the same time, this transaction is a logical next step for Evotec as it will builds a global drug discovery company with a broad pipeline in neurological and inflammatory diseases, quality partnerships with pharmaceutical companies, and a strong cash position. The proposed transaction combines leading science and complementary development programs across the CNS spectrum. It also will provide the combined Company with substantial financial assets to support its continued drug development efforts and seek appropriate partnerships. In summary, we believe this proposed merger clearly brings all of the necessary components together to create a stronger and broader company from which both companies’ shareholders should clearly benefit.

7. Question: Who is Evotec?

Answer: Evotec is a leader in the discovery and development of novel small molecule drugs having built a powerful platform that is applicable to targets across many therapeutic areas and having a specific expertise in the area of CNS (Central Nervous System) related diseases where it is building a pipeline of drug candidates for partnering. Through its contract research and proprietary projects Evotec is providing the highest quality research results to its partners in the Pharmaceutical and Biotechnology industries.

In collaborative research, Evotec has established itself as a partner of choice for pharmaceutical and biotechnology companies worldwide by providing high quality, innovative and integrated solutions from drug target to clinic through an unmatched range of capabilities. Applying its proven expertise in close collaboration with customers, Evotec is committed to delivering the highest levels of research and can quote outstanding references with the names of the world’s leading pharmaceutical and biotechnology companies appearing among its many partners.

8. Question: After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

Answer: Following the close of the transaction, the combined company will be called Evotec and Joern Aldag will remain President and Chief Executive Officer with the corporate headquarters located in Hamburg, Germany.

Mike Kelly has been asked to assume the position of President, EVTC U.S., Inc. reporting directly to Joern Aldag and will be a full participant on the leadership team of the combined company.

Cory Goodman will join the Supervisory Board of Evotec and will serve as one of the company’s main scientific advisors.

9. Question: How many people will the combined company employ and at how many sites?

Answer: The combined company will have around 630 employees based in 3 locations and in 3 countries.

Abingdon, UK
Hamburg, Germany
San Francisco, USA

10. Question: Will there be any layoffs as a result of the transaction?

Answer: This strategic transaction will be a catalyst for growth, and as such, we do not anticipate significant changes in the company’s workforce. A limited number of positions mostly in administration may be impacted by this transaction but it is important to remember that we expect to create new opportunities for our employees as we move forward and grow together.

11. Question: Will employees continue to report to the same supervisors they had before the transaction?

Answer: Prior to the closing of the transaction, the organization structure in Renovis is expected to remain unchanged.

12. Question: What career-advancement opportunities might exist? For example, will current employees be considered for European opportunities if desired?

Answer: All employees of the combined company will be eligible to apply for job openings throughout the company. It is part of Evotec’s employee-development program to open international job opportunities to employees at all of its locations based on the needs of the business strategy and the scientific program.

13. Question: Will employees of either company have to move as a result of the merger?

Answer: We do not expect that any of the staff employed in the United States will be required to relocate to another country. However, for the best use of employee expertise opportunities may occur in other locations and may be made available to qualified candidates. Several current Evotec employees in Europe may move to the Renovis site in the United States.

14. Question: Will employees continue to receive their Renovis medical, dental and vision coverage? What about other benefits, like PTO, and tuition assistance? Will they continue for any length of time, or will they be replaced upon closing of the transaction?

Answer: Prior to the closing of the transaction, Renovis benefits are expected to remain unchanged other than any changes approved by the Renovis executive team and the compensation committee of the Renovis board of director’s. After the close, Human Resources will continue to review the benefits programs in accordance with past practices.

15. Question: What happens to employee stock options?

Answer: Stock options with an exercise price greater than $9.00 will terminate at the closing of the transaction. The vesting of these options will fully accelerate fifteen (15) days prior to the closing of the transaction. All other Renovis stock options will be assumed by Evotec and adjusted based on the same exchange ratio applicable to outstanding shares of Renovis common stock. All other terms and conditions of the assumed stock options will stay the same.

16. Question: What happens to the Renovis stock I am buying in the Employee Stock Purchase Plan (ESPP) as a result of the transaction?

Answer: Any Renovis shares you have already purchased through the ESPP will be exchanged on the same basis as any other outstanding shares of Renovis stock. The current ESPP offering period will continue and your deferrals will be used to purchase Renovis common stock on the earlier of (i) immediately prior to the closing of the merger, or (ii) the next regularly scheduled purchase date, which is December 1, 2007. Assuming the merger has not closed, a new offering period will begin on December 1, 2007; however, we currently anticipate that this offering period will be terminated immediately prior to close and your payroll deferrals returned without interest and without the purchase of any additional Renovis common stock. The employee stock purchase plan will be terminated upon the closing of the transaction.

17. Question: What happens to the company stock I have in the 401(k)?

Answer: Shares of Renovis common stock held in the 401(k) plan will be treated the same as other outstanding shares of Renovis common stock. Each share will be converted into Evotec ADSs representing 1.0542 Evotec ordinary shares (i.e., each share of Renovis common stock will be exchanged for 0.5271 Evotec ADSs and each Evotec Ads represents two Evotec ordinary shares). The exchange should be handled by the 401(k) plan administrator.

18. Question: What happens to the company stock match for the 401(K) due to be paid in early 2008?

Answer: The 401(k) plan permits Renovis to satisfy the match obligation in cash or shares of Renovis common stock. Depending upon when the merger closes, the match will be satisfied in accordance with the 401(k) plan documents in cash or, to the extent permissible, in shares of Renovis common stock or Evotec ADSs.

19. Question: What happens to Renovis common stock that I currently own and have the actual certificate?

Answer: Shares of Renovis common stock held in certificated form will be treated the same as other outstanding shares of Renovis common stock. Each share will be converted into Evotec ADSs representing 1.0542 Evotec ordinary shares (i.e., each share of Renovis common stock will be exchanged for 0.5271 Evotec ADSs and each Evotec ADS represents two Evotec ordinary shares). Following the effective time of the merger, you will receive a letter from the exchange agent instructing you how to surrender your Renovis certificates in order to receive an ADR.

20. Question: Will Renovis be able to offer stock to new/or existing employees during the time between announcement and close?

Answer: Yes, within certain agreed-upon parameters or otherwise with the consent of Evotec.

21. Question: If a Renovis employee has stock options that were not exercised before the merger transaction closes, what will happen to them?

Answer: Renovis stock options with an exercise price in excess of $9.00 will be accelerated (fully vested) and exercisable prior to the closing of the merger transaction and will terminate upon the closing if not exercised. If a Renovis employee holds any other unexercised stock options at the closing of the merger transaction, these will be converted into options to purchase Evotec ADSs as follows: The number of Evotec ADSs subject to the option after the merger will be equal to the number of Renovis shares subject to the option prior to the merger multiplied by the transaction exchange ratio of 0.5271 (and rounded down to the nearest whole number of ADSs) and the exercise price per share will be divided by the transaction exchange ratio of 0.5271 (and rounded up to the nearest penny). Since each Evotec ADS represents two Evotec ordinary shares, the exchange ratio is effectively 1.0542.

22. Question: If a Renovis employee has Renovis equity awards other than options, such as deferred stock units, that were not exercised before the merger transaction closes, what will happen to them?

Answer: If a Renovis employee holds equity awards other than stock options, such as deferred stock units, at the closing of the merger transaction, these will be converted such that the number of Evotec ADSs issuable thereunder after the merger will be equal to the number of Renovis shares issuable thereunder prior to the merger multiplied by the transaction exchange ratio of 0.5271 (and rounded down to the nearest whole number of ADSs). Since each Evotec ADS represents two Evotec ordinary shares, the exchange ratio is effectively 1.0542. All other terms and conditions of such equity awards will stay the same.

23. Question: What is an Evotec ADS?

Answer: An Evotec American Depositary Share (“ADS”) is a U.S. dollar-denominated form of equity ownership in Evotec, representing ordinary shares on deposit in the United States. Each Evotec ADS represents the ownership of two Evotec ordinary shares. Each ADS carries significant rights arising out of those ordinary shares. For example, it generally will confer the right to receive dividends, if any, in US$, the right for registered ADS holders to attend Evotec shareholder meetings, and the right to vote on important matters before the stockholders of Evotec.

24. Question: What is an Evotec ADR?

Answer: An Evotec American Depositary Receipt (“ADR”) is a physical certificate (similar to a stock certificate) evidencing ownership of ADS shares. The term is also sometimes used to refer to ADS shares themselves.

25. Question: How will employees learn about the transaction-related decisions that affect them?

Answer: We are committed to keeping you as up to date as possible regarding the transaction. Your immediate manager/supervisor will keep you updated on integration related activities. We have also established an email address dedicated to integration inquires so if you have additional questions the email address is HR_questions@renovis.com. We will do our best to answer your questions in a timely and informative manner.

26. Question: How will this transaction affect our relationship with our suppliers?

Answer: All contracts will be honored, and day-to-day contacts will remain the same. In the coming months, we will review our supplier relationships and determine the best solution for the combined company. It will be business as usual until the transaction closes.

Additional information about the transaction

Renovis is filing a Current Report on Form 8-K that will include as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080.

In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Evotec and Renovis and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission.